August 26, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Pan American Silver Corp., Form 40-F for the
Year Ended December 31, 2012 (File No. 000-13727)

Dear Ms. Jenkins:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated August 14, 2013, with respect to the Form 40-F for the year ended December 31, 2012 of Pan American Silver Corp. (the "Company").  The Company and its auditors, lawyers and other advisors are reviewing and considering the comment with a view to addressing the comment as soon as practicable.  The Company has determined that additional time is required to properly consider and address the comment and, further to your recent discussion with the Company's counsel at Skadden, Arps, Slate, Meagher & Flom LLP, respectfully requests an extension to September 12, 2013.  It is our expectation that the Company will be in a position to furnish the Staff with a response letter by that date.

Please feel free to telephone Michael Acedo of Skadden, Arps, Slate, Meagher & Flom LLP, the Company's U.S. legal counsel, at (416) 777-4728 if you have any questions or need additional information.

Yours truly,

PAN AMERICAN SILVER CORP.

/s/ ROB DOYLE

Rob Doyle
Chief Financial Officer

cc:    Geoff Burns, Chief Executive Officer
Delaney Fisher, VP Legal Affairs and Corporate Secretary
(Pan American Silver Corp.)

Graeme D. Martindale, Esq.
(Borden Ladner Gervais LLP)

Michael Acedo, Esq.
(Skadden, Arps, Slate, Meagher & Flom LLP)

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147
www.panamericansilver.com